FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2007

Commission File Number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of registrant’s name into English)

Plaza San Nicolás 4
48005-Bilbao (Spain)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 20-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

ITEM 1.	RESULTS OF OPERATIONS FOR SIX MONTH PERIOD ENDED JUNE 30, 2007*	1

* Incorporated by reference into BBVA’s Registration Statement on Form F-4 (File No. 333-141813) and BBVA’s and BBVA International Preferred, S.A. Unipersonal’s Registration Statements on Form F-3 (File Nos. 333-144784 and 333-144784-01) filed with the Securities and Exchange Commission.

i

CERTAIN TERMS AND CONVENTIONS

“BBVA”, “Bank”, “BBVA Group” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

First person personal pronouns used in this report, such as “we”, “us” or “our”, mean BBVA.

In this report, “$”, “U.S. dollars” and “dollars” refer to United States dollars, and “€” and “euro” refer to euro.

PRESENTATION OF FINANCIAL INFORMATION

BBVA’s consolidated annual and interim financial statements, including its annual and interim financial information included in this report on Form 6-K, have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”).

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP.  BBVA’s annual report on Form 20-F, as amended, for the year ended December 31, 2006 filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2007 (the “2006 20-F”) includes a reconciliation of certain financial information presented under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP.  We have not included in this report on Form 6-K such a reconciliation of the financial information presented under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 as of June 30, 2007 and for the six-month periods ended June 30, 2006 and 2007.

The BBVA Group implemented a new organizational structure in December 2006, which affects the comparability of financial information included in this report on Form 6-K with the financial information in the 2006 20-F.  During 2006 and for purposes of the financial statements included in the 2006 20-F, BBVA’s organizational structure was divided into the following five business areas (the “2006 Business Segments”): Retail Banking in Spain and Portugal; Wholesale Business; Mexico and the United States; South America; and Corporate Activities.  In December 2006, BBVA’s Board of Directors approved a new organizational structure for the BBVA Group, which has begun to be implemented since the beginning of 2007 and is the basis for the financial statements included herein (the “2007 Business Segments”): Spain and Portugal; Global Business; Mexico and the United States; South America; and Corporate Activities.  The transition from the 2006 Business Segments to the 2007 Business Segments has affected principally the Group’s corporate structure, giving greater weight and autonomy to its business units.  The financial information for our business areas for the six-month periods ended June 30, 2007 and 2006 presented in this report on Form 6-K have been prepared on a uniform basis, consistent with our organizational structure in 2007 in order to provide a period-on-period comparison.  Due to the adoption of the new organizational structure, BBVA’s financial information by business area included in this report on Form 6-K is not directly comparable to its financial information by business area included in the 2006 20-F.

RESULTS OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007

The BBVA Group

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking.  For the six-month period ended June 30, 2007, BBVA had net attributable profit of €3.37 billion, and as of June 30, 2007, BBVA had total assets of €466.4 billion and total equity of €23.7 billion.

Selected Financial Data

EU-IFRS (*)

	Six months ended June 30,
	2007	2006
	(in millions of euros, except per share/ADS data (in euro))
Consolidated Statement of Income Data
Interest and similar income	11,496	9,048
Interest expense and similar charges	(7,081)	(5,186)
Income from equity instruments	198	189
Net interest income	4,613	4,051
Share of profit or loss of entities accounted for using the equity method	103	70
Fee and commission income	2,716	2,535
Fee and commission expenses	(430)	(385)
Insurance activity income	341	297
Gains/losses on financial assets and liabilities (net)	1,700	1,146
Exchange differences (net)	229	211
Gross income	9,272	7,924
Sales and income from the provision of non-financial services	420	318
Cost of sales	(307)	(243)
Other operating income	71	52
Personnel expenses	(2,067)	(1,952)
Other administrative expenses	(1,278)	(1,161)
Depreciation and amortization	(247)	(232)
Other operating expenses	(146)	(131)
Net operating income	5,719	4,575
Impairment losses (net)	(881)	(655)
Provision expense (net)	(169)	(342)
Finance income from non-financial activities	0	9
Finance expenses from non-financial activities	(0)	(8)
Other gains	326	979
Other losses	(293)	(82)
Income before tax	4,701	4,475
Income tax	(1,177)	(1,007)
Income from continuing operations	3,524	3,469
Income from discontinued operations (net)	-	-
Consolidated income for the period	3,524	3,469
Income attributed to minority interests	(150)	(132)
Income attributed to the Group	3,374	3,336
Per share/ADS(1) Data
Net operating income(2)	1.61	1.34
Number of shares outstanding (at period end)	3,552	3,391
Income attributed to the Group(2)	0.95	0.98

EU-IFRS (*)

	At June 30,	At March 31,	At December 31,
	2007	2007	2006
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Consolidated balance sheet data
Total assets	466,443	446,848	411,916
Capital stock	1,740	1,740	1,662
Loans and receivables (net)	322,452	312,523	279,855
Due from banks	36,806	42,575	17,050
Loans to customers	278,548	264,898	256,565
Deposits from other creditors	223,793	220,284	192,374
Marketable debt securities and subordinated liabilities	100,844	99,280	91,271
Minority interests	797	785	768
Stockholders’ equity	20,076	18,876	18,210

	Six months ended June 30,
	2007	2006
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Consolidated ratios
Profitability ratios:
Net interest margin(3)	1.05%	2.12%
Return on average total assets(4)	1.45%	1.50%
Return on average equity(5)	36.0%	45.2%
Credit quality data
Loans loss reserve	6,908	5,689
Loan loss reserve as a percentage of total loans and receivables (net)	2.14%	2.03%
Substandard loans	2,881	2,214
Substandard loans as a percentage of total loans and receivables (net)	0.89%	0.79%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(2)
Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,552 million and 3,391 million shares in the six-month periods ended June 30, 2007 and 2006, respectively).

(3)	Represents net interest income as a percentage of average total assets.

(4)	Represents consolidated income for the period as a percentage of average total assets.

(5)	Represents income attributed to the Group for the period as a percentage of average stockholders’ equity.

Summary of Results of Operations

Net interest income rose 13.9% to €4,613 million for the six-month period ended June 30, 2007 from €4,051 million for the six-month period ended June 30, 2006 due to higher business volume and the improvement in spreads.  Net income from fees and insurance was up 7.35% to €2,627 million for the six-month period ended June 30, 2007 from €2,447 million for the six-month period ended June 30, 2006.

Gains/ losses on financial assets and liabilities (net) increased to €1,700 million for the six-month period ended June 30, 2007 from €1,145 million for the six-month period ended June 30, 2006.  Of the €1,700 million, €847 million were related to capital gains booked following the sale of the Group’s interest in Iberdrola, with the remainder of the increase attributable to market operations and derivative sales to customers in the Wholesale Business area as well as BBVA’s South American operations.

Net operating income for the six-month period ended June 30, 2007 was €5,719 million compared to €4,575 million for the six-month period ended June 30, 2006, an increase of 25.0%.  Net operating income rose 20.2% to €4,872 million for the six-month period ended June 30, 2007 from €4,052 million for the six-month period ended June 30, 2006, excluding the capital gains on the divestments in Iberdrola.

BBVA made a €865 million provision for loan losses for the six-month period ended June 30, 2007 an increase of 33.1% from the €650 million provision for loan losses for the six-month period ended June 30, 2006, attributable to the growth in customer lending in Spain and the Americas. A further €169 million provision was made in the six-month period ended June 30, 2007 for the early retirement program.

Income attributed to the Group, excluding the capital gains from the divestment of BBVA’s holding in Iberdrola, increased 20.4% to €2,624 million for the six-month period ended June 30, 2007 from €2,179 million for the six-month period ended June 30, 2006, due to a significant increase in business volume and recurrent earnings, and to generally positive performance by all the Group’s business areas.

Strategic Growth

In the first six months of 2007, BBVA continued its strategic program of growth through investments in the United States and Asia, as well as improvement of its operating efficiency:

•
The extraordinary general meeting of shareholders, held in Bilbao on 21st June, approved a capital increase to issue 196 million new ordinary shares to be used for the acquisition of Compass Bancshares Inc. The operation has been authorised by the US Federal Reserve, by the State of Alabama and by the Bank of Spain. Furthermore on August 8, 2007, Compass will hold its annual general meeting at which its board of directors will propose acceptance of  BBVA’s offer.

•
China CITIC Bank (CNCB) has been listed on the stock exchange at a price higher than the cost of BBVA’s 4.83% holding. At the end of June, the Group had unrealized capital gains of €400 million in its investments in CITIC Group.

•
BBVA will own a new corporate headquarters in Madrid. From 2010 onwards it will house 6,500 employees who are presently dispersed in ten separate buildings, improving efficiency. The project entails the sale of four buildings owned by BBVA and the second quarter profit and loss account includes €235 million capital gains related to such sales.

Key Indicators

Return on equity was 36.0% in the six-month period ended June 30, 2007 compared to 45.2% in the six-month period ended June 30, 2006 following the ordinary shares issuance in November 2006.

BBVA improved the cost/income ratio including depreciation, from 41.4% in the six-month period ended June 30, 2006 to 37.9% in the six-month period ended June 30, 2007.

On June 30, 2007 lending to customers totalled €285.4 billion, rising 8.5% compared to €263.0 billion at December 31, 2006.  Non-performing loans grew 16.0% to €2.9 billion at March 31, 2007 from €2.5 billion at December 31, 2006 although the non-performing loan (“NPL”) ratio remained generally low.  However, in the six-month period ended June 30, 2007 the Group set aside €865 million for loan loss provisions compared to €650 million in the six-month period ended June 30, 2006, a 33.1% increase since fast-growing customer lending in Spain and the Americas required higher generic provisions.  The total amount of coverage funds at June 30, 2007 was €7,407 million, €5,468 of which are of a generic nature, compared to €6,905 million at December 31, 2006.

Lending to the domestic private sector accounted for €179.47 million at June 30, 2007, an increase of 7.9% from €166.4 million at December 31, 2006.  Secured loans in the domestic private sector grew to €98.3 billion at June 30, 2007 from €90.6 billion at December 31, 2006, representing a period-on-period increase of 8.5%.  In addition, lending to small and medium enterprises (“SMEs”) and to small business in the first six months of 2007 continued at a similar level to 2006.  Other types of lending to private individuals (consumer finance and credit cards) continued to grow: consumer finance and a major part of SMEs finance were reported under the line item “Other term loans”, which rose 9.2% to €55,952 million at June 30, 2007 from €51,241 million at December 31, 2006, and credit card debtors increased 11.7% to €1,682 million at June 30, 2007 from €1,506 million at December 31, 2006.  Lending in the domestic private sector is complemented by public sector loans, which increased from €15,942 million at December 31, 2006 to €16,240 million at June 30, 2007.

Total customer funds, on and off balance sheet, were €474.0 billion at June 30, 2007, an increase of 11.3% over the €425.7 billion at December 31, 2006.  As in 2006, most of the growth occurred in customer funds on the balance sheet, which rose 14.4% to €324.6 billion at June 30, 2007 from €283.6 billion at December 31, 2006.  Of this figure, customer deposits were €223.8 billion at June 30, 2007 (a 16.3% increase from December 31, 2006), marketable debt securities were €85.9 billion at June 30, 2007 (a 10.5% increase from December 31, 2006) and subordinate liabilities (subordinate debt and preference shares) represented €14.9 billion at June 30, 2007 (a 9.5% increase from December 31, 2006).  Off balance sheet customer funds consist of mutual funds, pension funds and customers portfolios and totalled €149.3 billion at June 30, 2007, a 5.1% increase from December 31, 2006. Pensions funds increased 7.2% and customer portfolios increased 3.8% from December 31, 2006.

Liabilities and Equity

In a move to strengthen equity and to finance the Group's growth while maintaining appropriate levels of capital adequacy, BBVA increased its capital by €3,000 million (161,117,078 shares) on November 27, 2006 by means of a private placement to institutional investors. As a result, at June 30, 2007 the Group’s core capital stood at 6.2% compared to 6.0% at June 30, 2006. The Tier I capital ratio at June 30, 2007 was 7.8% compared to 7.6% at June 30, 2006  and the capital adequacy ratio (pursuant to the rules of the Bank for International Settlements) (“BIS ratio”) was 11.8% at June 30, 2007 compared to 11.3% at June 30, 2006.

On January 10, 2007 the Group paid a third interim dividend of €0.132 per share against 2006 results. On April 10, 2007 the Group paid a final dividend of €0.241 per share.  The total dividend paid against 2006 earnings comes to €0.637 per share, 20% higher than the dividends paid against 2005 results.  Additionally in the first six months of 2007 there were four issues of subordinate debt: an issue of GBP250 million to institutional investors maturing in 2018 with an early redemption option in 2013, an issue of €300 million to institutional investors maturing in 2022 with an early redemption option in 2019, an issue of €750 million for public institutions, which matures in March 2017 with an early redemption option in 2012; and an issue of €100 million for private institutions maturing in 2022.

Segment Analysis

At year-end 2006, BBVA implemented a new organizational structure pursuant to which it operates in the following business areas: Spain and Portugal; Global Business; Mexico and the United States; South America; and Corporate Activities.  The financial information for our business areas as of and for the six-month period ended June 30, 2007 and as of and for the six-month period ended June 30, 2006 presented in this report on Form 6-K have been prepared on a uniform basis, consistent with our organizational structure in 2007 in order to provide a period-on-period comparison.  Financial information for our business areas as of December 31, 2006 in accordance with our 2007 organizational structure is not available as of the date of this report.

In Spain and Portugal, lending to customers was up 15.5% (with contributions from all BBVA’s main products such as mortgages, consumer credit cards and small businesses) to €192,292 million at June 30, 2007 from €166,496 million at June 30, 2006.  These increases, together with the improvement in spreads, helped net interest income to grow 13.2% to €2,057 million for the six-month period ended June 30, 2007 from €1,809 million for the six-month period ended June 30, 2006.  Net income from fees increased slightly to €835 million in the six-month period ended June 30, 2007 from €803 million in the six-month period ended June 30, 2006, held back by mutual funds.  Net income from insurance and trading rose 23.1% and 40.3%, respectively, to €224 million and €131 million for the six-month period ended June 30, 2007.  Therefore, operating profit grew 20.6% to €2,021 million in the six-month period ended June 30, 2007 from €1,677 million in the six-month period ended June 30, 2006 and net attributable profit rose 28.3% to €1,172 million in the six-month period ended June 30, 2007 from €914 million in the six-month period ended June 30, 2006.

In the Global Businesses area net interest income declined 75.6% to €25 million in the six-month period ended June 30, 2007 from €102 million in the six-month period ended June 30, 2006.  However, ordinary revenues rose 28.6% to €824 million for the six-month period ended June 30, 2007 from €641 for the six-month period ended June 30, 2006, supported mainly by fee and commission income and net trading income, which increased 24.6% and 54.6% respectively in the six-month period ended June 30, 2007 from the six-month period ended June 30, 2006.  This carried over to operating profit, which rose 31.2% to €658 million for the six-month period ended June 30, 2007 from €502 million for the six-month period ended June 30, 2006.  This also led to net attributable profit of €451 million for the six-month period ended June 30, 2007 from €426 million for the six-month period ended June 30, 2006, which represented an increase of 5.7%.

In Mexico and the United States, the principal factor behind the increase in revenues was net interest income, as BBVA continued to consolidate its position as a leader in consumer finance and mortgages in the region.  Net interest income grew 19.5% to €1,989 million for the six-month period ended June 30, 2007 from €1,664 million for the six-month period ended June 30, 2006.  This growth was helped by sharp increases in lending, which rose 37.3% to €34,265 million at June 30, 2007 from €24,956 million at June 30, 2006.  The improvement in customer spreads also contributed to the growth in net interest income in 2006.  After adding net income from fees and insurance (up 6.4% to €896 million for the six-month period ended June 30, 2007 from €842 million for the six-month period ended June 30, 2006) and deducting expenses (which rose at a slower pace), operating profit grew 16.4% to €1,783 million for the six-month period ended June 30, 2007 from €1,531 million for the six-month period ended June 30, 2006.  This was sufficient to offset higher loan loss provisions required by the increase in lending and therefore net attributable profit totalled €949 million in the six-month period ended June 30, 2007 compared to €825 million for the six-month period ended June 30, 2006, which represented an increase of 15.1%.

South America continues to grow in all the main revenue streams, though the incorporation of Forum in Chile (May 2006) affects the period-on-period comparisons in this area of BBVA’s financial statements.  Net interest income rose 21.9%  to €765 million for the six-month period ended June 30, 2007 from €627 million for the six-month period ended June 30, 2006.  The rise was helped by a 34.4% increase in lending to €20,011 million at June 30, 2007 from €14,888 million at June 30, 2006.  Net income from fees rose 10.9%  to €449 million for the six-month period ended June 30, 2007 from €405 million for the six-month period ended June 30, 2006. At €136 million, net trading income decreased a 19.1% in comparison to the first six months of 2006. Operating profit increased 18.1% to €699 million in the six-month period ended June 30, 2007 from €592 million in the six-month period ended June 30, 2006 and net attributable profit grew 16.0% to €326 million for the six-month period ended June 30, 2007 from €281 million for the six-month period ended June 30, 2006.

The following tables present additional detail regarding our results of operations by business area for each of 2006 and 2007:

Information By Business Areas for the Six-Month Period Ended June 30, 2007

(Million euros)

Income Statement	Spain and Portugal	Global Businesses	Mexico and USA	South America	Corporate Activities	TOTAL BBVA GROUP
Net interest income	2,057	25	1,989	765	(222)	4,613
Income by the equity method	-	103	1	-	(1)	103
Net fee income	835	266	750	449	(15)	2,286
Income from insurance activities	224	-	146	(17)	(12)	341
Core Revenues	3,116	394	2,886	1,197	(250)	7,343
Net trading income	131	430	96	136	1,136	1,929
Ordinary revenues	3,247	824	2,982	1,333	886	9,272
Net revenues from non-financial activities	23	87	(3)	-	6	113
Personnel and general administrative expenses	(1,207)	(251)	(1,061)	(568)	(257)	(3,345)
Depreciation and amortization	(54)	(5)	(74)	(43)	(71)	(247)
Other operating income and expenses	13	3	(61)	(23)	(6)	(75)
Operating profit	2,021	658	1,783	699	558	5,719
Impairment losses on financial assets	(291)	(60)	(453)	(73)	(5)	(881)
Loan loss provisions	(289)	(60)	(443)	(69)	(5)	(865)

Income Statement	Spain and Portugal	Global Businesses	Mexico and USA	South America	Corporate Activities	TOTAL BBVA GROUP
Other	(2)	-	(10)	(4)	-	(16)
Provisions	-	1	(13)	(20)	(137)	(169)
Other income/losses	6	7	(2)	(9)	31	33
Pre-tax profit	1,736	605	1,315	597	447	4,701
Corporate income tax	(564)	(151)	(365)	(123)	(25)	(1,177)
Net Profit	1,172	455	950	474	473	3,524
Minority interests	-	(4)	(1)	(148)	2	(150)
Net attributable profit	1,172	451	949	326	475	3,374

Information By Business Areas for the Six-Month Period Ended June 30, 2006

(Million euros)

Income Statement	Spain and Portugal	Global Businesses	Mexico and USA	South America	Corporate Activities	TOTAL BBVA GROUP
Net interest income	1,809	102	1,664	627	(151)	4,051
Income by the equity method	-	47	(2)	2	24	70
Net fee income	803	214	697	405	31	2,150
Income from insurance activities	182	-	145	(12)	(19)	297
Core Revenues	2,793	363	2,504	1,023	(115)	6,567
Net trading income	93	278	105	169	712	1,356
Ordinary revenues	2,886	641	2,609	1,191	597	7,924
Net revenues from non-financial activities	15	59	(1)	3	(1)	75
Personnel and general administrative expenses	(1,183)	(191)	(959)	(537)	(243)	(3,113)
Depreciation and amortization	(52)	(6)	(60)	(44)	(71)	(232)
Other operating income and expenses	10	(1)	(56)	(22)	(9)	(78)
Operating profit	1,677	502	1,531	592	(274)	4,575
Impairment losses on financial assets	(283)	(90)	(295)	(46)	60	(655)
Loan loss provisions	(284)	(90)	(287)	(46)	58	(650)
Other	1	-	(8)	-	2	(5)
Provisions	1	5	(53)	(37)	(259)	(342)
Other income/losses	13	141	-	(4)	748	897
Pre-tax profit	1,407	557	1,183	505	823	4,475
Corporate income tax	(491)	(126)	(357)	(107)	76	(1,007)
Net Profit	916	430	826	398	(899)	3,469
Minority interests	(2)	(4)	(1)	(116)	(9)	(132)
Net attributable profit	914	426	825	281	(890)	3,336

In December 2006, the Group adopted a new organizational structure that it began to implement in 2007 which is designed to streamline the Group’s corporate structure and give greater weight and autonomy to its business units.  The Group now focuses its operations on five major business areas: Spain and Portugal; Global Business; South America; Mexico and the United States; and Corporate activities.  As part of the reorganization, the Business Banking, Corporate Banking and Institutional Banking units were included in the Spain and Portugal area and the Asset Management unit became part of the new Global Business area.

Other

Acquisition of Compass Bancshares, Inc.

On February 16, 2007 BBVA announced it had reached an agreement to acquire 100% of the share capital of Compass Bancshares, Inc., an American banking group trading on NASDAQ, for approximately $9.6 billion.  BBVA will offer Compass's shareholders a choice of 2.8 BBVA American Depositary Shares (ADS) for each Compass share or $71.82 per share in cash, a 16% premium over the average share price in the ten-day period prior to the announcement.

The acquisition, which is subject to regulatory and shareholder approvals, is expected to be concluded in the fourth quarter of 2007. Compass was incorporated in 1970 as a general-purpose bank, with retail, credit cards, corporate and private banking. Growth, supported by volume, has been notable with a good mix of profitability, asset quality and retail efficiency. In 2006 it had net profits of $460 million, some $34.2 billion in assets and a network of 417 branches in Texas, Alabama, Arizona, Florida, Colorado and New Mexico.

Acquisition of State National Bancshares

On January 3, 2007, we concluded the acquisition of State National Bancshares, a U.S. banking group domiciled in Texas, which generated €270 million in goodwill and an increase of €1,111 million in risk-weighted assets. The agreed purchase price was $484 million (approximately €368 million).

Divestment in Iberdrola S.A.

In February 2007, we sold our 5.01% stake in Iberdrola through the closing and settlement of hedging positions and equity swaps, amounting to gross capital gains of approximately €844.4 million.

Acquisition of China CITIC Bank

In March 2007, we completed the purchase of shares in China CITIC Bank which led to an increase of €505 million in risk-weighted assets as of March 31, 2007. Furthermore, the purchase of shares in CITIC International Financial Holdings generated €187 million in goodwill and a deduction of €302 million in Tier II capital as of March 31, 2007 because this is a holding of more than 10% in a financial entity.

Contribution to BBVA Microcredit Foundation

The income statement for the six-month period ended June 30, 2007 includes a €200 million expense as part of promised contributions to the BBVA Microcredit Foundation. The goal of this foundation is to promote the access to credit of undeveloped communities of Latin America.

Distribution of profit

On July 10, 2007, a first interim dividend for the year of €0.152 per share was paid to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2007

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagon Navas
Name: Javier Malagon Navas
Title: Authorized representative of BBVA